UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ramtron International Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

751907304

(CUSIP Number)

T.J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

198 Champion Court

San Jose, CA 95134-1599

(408) 943-2600

With a copy to:

Larry W. Sonsini, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 Telephone: (650) 493-9300	Selim Day, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 Telephone: (212) 999-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 751907304	13D

(1)	NAMES OF REPORTING PERSONS Cypress Semiconductor Corporation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,000 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 1,000 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%*
(14)	TYPE OF REPORTING PERSON (see instructions) HC, CO

*	See Item 4.

Explanatory Note

This Amendment No. 1 amends and supplements the statement on Schedule 13D (the “Statement”) filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2012 by Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), and Rain Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Cypress (“Purchaser”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), of Ramtron International Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used but not otherwise defined herein have the meaning ascribed to such terms in the Statement.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

Following a special meeting of stockholders of the Issuer on November 20, 2012, at which holders of a majority of the Shares voted, among other things, to approve and adopt the Merger Agreement, Cypress completed its acquisition of the Issuer. As a result of the consummation of the Merger, the separate corporate existence of Purchaser ceased, the Issuer continued as the surviving corporation (the “Surviving Corporation”) of the Merger and Cypress now owns all of the issued and outstanding capital stock of the Surviving Corporation. In addition, trading of the Shares on the NASDAQ Global Market has ceased, there is no public market for the Shares and registration of the Shares pursuant to the Exchange Act is in the process of being terminated.

At the effective time of the Merger, (i) each Share then issued and outstanding (other than Shares held in the treasury of the Issuer or owned by Purchaser, Cypress or any direct or indirect wholly owned subsidiary of Cypress or the Issuer and other than Shares held by the Issuer’s stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly exercised such stockholder’s statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) was cancelled and extinguished and automatically converted into the right to receive $3.10 per Share, net to the seller in cash (less any applicable withholding taxes and without interest), the same amount offered in the initial offering period; (ii) each share of common stock, par value $0.001 per share, of Purchaser then outstanding was converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation; (iii) the certificate of incorporation of the Surviving Corporation was amended and restated in its entirety to read identically to the certificate of incorporation of Purchaser as in effect immediately prior to the effective time of the Merger, and such amended and restated certificate of incorporation became the certificate of incorporation of the Surviving Corporation (except that such amended and restated certificate of incorporation was amended so that the name of the Surviving Corporation is “Ramtron International Corporation”); and (iv) the bylaws of Purchaser as in effect immediately prior to the effective time of the Merger became the bylaws of the Surviving Corporation (except that such bylaws were amended to reflect that the name of the Surviving Corporation is “Ramtron International Corporation”).

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Statement are hereby amended and restated as follows:

(a) and (b) As a result of the Merger, Cypress is the direct owner of, and has the power to vote and dispose or direct the disposition of, 1,000 shares of the Surviving Corporation, which constitute all of the Surviving Corporation’s outstanding capital stock.

Item 5(c) of the Statement is hereby amended and restated as follows:

(c) On November 20, 2012, at the effective time of the Merger, each Share then issued and outstanding (other than Shares held in the treasury of the Issuer or owned by Purchaser, Cypress or any direct or indirect wholly owned subsidiary of Cypress or the Issuer and other than Shares held by the Issuer’s stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly exercised such stockholder’s statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) was cancelled and extinguished and automatically converted into the right to receive $3.10 per Share, net to the seller in cash (less any applicable withholding taxes and without interest).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2012

CYPRESS SEMICONDUCTOR CORPORATION

By:	/s/ BRAD W. BUSS
Name: Brad W. Buss
Title: Executive Vice President, Finance and Administration and Chief Financial Officer